This presentation reflects information as of June 4, 2010 Investor Presentation Q3 Fiscal Year 2010 Filed by Comtech Telecommunications Corp. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: CPI International, Inc. Commission File No.: 000-51928

Comtech Telecommunications Corp. Cautionary Statement Regarding Forward-Looking Statements Certain information in this presentation contains forward-looking statements, including but not limited to, information relating to the Company's future performance and financial condition, plans and objectives of the Company's management and the Company's assumptions regarding such future performance, financial condition, and plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company's control which may cause actual results, future performance and financial condition, and achievement of the Company's plans and objectives to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include: the risk that the acquisition of CPI International, Inc. ("CPI") may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the Company's and CPI's businesses will not be integrated successfully; the possibility of disruption from the acquisition making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and the Company's performance on, new or existing orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, changes in prevailing economic and political conditions; risks associated with the Company's legal proceedings and other matters; risks associated with the MTS and BFT contracts; risks associated with obligations under the Company's revolving credit facility; and other factors described in the Company's filings with the Securities and Exchange Commission ("SEC") and CPI's filings with the SEC. Non-GAAP Financial Measures EBITDA represents earnings before interest, income taxes, depreciation and amortization of intangibles, stock-based compensation and acquired in-process research and development. EBITDA is a non-GAAP operating metric used by management in assessing the Company's operating results. The Company's definition of EBITDA may differ from the definition of EBITDA used by other companies and may not be comparable to similarly titled measures used by other companies. EBITDA is also a measure frequently requested by the Company's investors and analysts. The Company believes that investors and analysts may use EBITDA, along with other information contained in its SEC filings, in assessing its ability to generate cash flow and service debt. 2

Revenue: EBITDA(1): Bookings: Gross margin: Operating income: Q3 FY 2010 Revenue ($ millions) Q3 FY 2009 Q3 FY 2010 Diluted GAAP EPS $0.27 $0.67 See Appendix II of this presentation for the reconciliation of EBITDA to reported net income. Strongly Positioned for the Future Three segments are market leaders with large and growing addressable markets Marked increase in bookings across all three segments in Q3 fiscal 2010 On track to achieve record revenue in fiscal 2010 Cash of $568.3 million as of April 30, 2010 (anticipate using $372.0 million for CPI transaction) 3 Strong backlog and market leadership positions us to achieve significant growth in revenue, EBITDA and EPS in fiscal 2010 Q3 FY 2010 Highlights Telecom Mobile Data RF Amps Total Q3 FY09 54.1 32.2 42.2 128.5 Q3 FY10 56.5 134.1 25.7 216.3 $216.3 million $ 43.1 million $180.6 million 34.6% 16.7%

Comtech to Acquire CPI for $472.3 Million in a Strategic and Accretive Transaction 4 Extends Comtech's Leadership in RF Microwave Amplifier Technology + Strategic Benefits Almost triples the size of Comtech's RF microwave amplifier segment and is anticipated to generate over $50.0 million of EBITDA on an annual basis Immediately establishes Comtech as a leading global supplier of vacuum electron devices (including klystron, travelling wave and power grid tubes) Drives further innovation by combining manufacturing, engineering and sales teams from Comtech's XICOM branded-product group with CPI's Satcom product group Diversifies Comtech's product portfolio and customer base Approximately 40% of CPI's sales are derived from annuity-like sales for replacements, spares and repairs Strategically redeploys a significant portion of Comtech's existing cash to enhance earnings per share and shareholder value

Comtech Overview Three Complementary Business Segments Which Provide Advanced Communications Solutions Revenue and GAAP EPS Performance 2005-2009 Rev CAGR: 17.5% 2005-2009 GAAP EPS CAGR: 5.1% 5 Telecommunications Transmission One-stop-shop for satellite earth station equipment with leading market share of satellite modems Leading supplier of over-the-horizon microwave systems Operates our high-volume technology manufacturing center used by all three business segments Mobile Data Communications Critical supplier to the U.S. Army for MTS and BFT systems which provide mobile real-time and secure transmission Microsatellite systems and related components RF Microwave Amplifiers One-stop-shop and independent market leader in amplifiers addressing a wide range of frequencies Q3 FY10: $216.3 million Telecom Transmission 26.1% Mobile Data 62.0% RF Amplifiers 11.9% Q3 FY 2010 Revenue by Segment Domestic Commercial 5.5% U.S. Government 72.5% International 22.0% Q3 FY 2010 Revenue by Customer Q2 FY10: $216.3 million $2.42 $2.76 $445.7 $531.6 $586.4 $391.5 $307.9 $1.42 $1.73 $1.72 2005 2006 2007 2008 2009 Telecom Mobile RF Q1 FY10 56.5 134.1 25.7 US Gov't Domestic/Commercial Domestic/Commercial Q1 FY10 156.8 47.6 11.9 $156.8 $134.1

Revenue and EPS Guidance for FY 2010 Notes Sum of the quarters may not add to the year due to rounding. Total includes unallocated expenses including amortization of stock-based compensation expense. 6 No Further Delays of MTS Ruggedized Computer Shipments by Third Party Supplier No Material Merger and Integration Charges Related to CPI Acquisition Does Not Include CPI (See Next Page) Excludes Impact of Any Other Potential Acquisitions FY 2010 Guidance Key Assumptions for FY 2010 Guidance $ in 000s except EPS

CPI Acquisition Brings Over $50.0 Million of EBITDA to Comtech Plus Expected Cost Savings 7 Acquisition Expected to be Pro-Forma Accretive Year 1 Synergies Are Expected to Range from $1.0 to $2.0 million Year 2 Synergies Are Expected to Range from $5.0 to $7.0 million Excluding the impact of amortization of intangibles associated with purchase accounting and merger and integration related expenses, the acquisition is expected to be: Accretive in the first year that the acquisition closes Significantly accretive beginning in the second year after the acquisition closes Consolidate Comtech and CPI's satellite amplifier related manufacturing operations Combine Comtech and CPI's California-based satellite amplifier related engineering operations Integrate Comtech and CPI's Massachusetts-based facilities Eliminate duplicative public company expenses and redundant functions Merger and Integration Related Expenses Pursuant to newly adopted purchase accounting rules, merger and integration related expenses are preliminary estimated to range from $18.0 million to $22.0 million We Believe Revenue of ~$350.0 Million and Over $50.0 Million of EBITDA in Year 1 Is Realistic Synergies Are Expected to be Meaningful in Year 2 and Beyond High Familiarity with CPI's Satcom Business CPI's Satcom Business is in Close Proximity to Comtech's Santa Clara Facility CPI Senior Management is Expected to Stay and CPI Has a Talented Workforce

Our Three Operating Segments

Telecommunications Transmission

Telecommunications Transmission - Overview 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Revenue 23045 53311 106348 78613 102634 141514 174488 197891 219935 208994 254266 161661 Telecommunications Transmission Revenue 10 Satellite Earth Station Transmission 0 to 8,000 miles Over-the-Horizon Microwave Transmission 20 to 600 miles Satellite and Other Wireless Communications Transmission Products and Systems that Enable and Maximize Bandwidth Efficiency in Commercial and Defense Applications

Satellite Earth Station Products

One-Stop-Shop with Leading Market Share

- **De facto Market Leader**
  - "One-stop-shop" for satellite modems, converters, transceivers, amplifiers, gateways and network management
- **Embedded Base of 150,000 Modems**
  - Lucrative modem upgrade opportunity
- **Diverse and Global Commercial Market**
  - Wireless and wireline carriers, broadcasters, ISPs, satellite integrators and service providers
- **Well-Positioned in U.S. Government Market**
  - Sell directly to multiple branches within the military and government as well as through defense contractors
- **Leading Modem Efficiency Technology**
  - Patented Turbo Product Code technology
  - Licensed DoubleTalk® Carrier-in-Carrier® canceling technology
  - VersaFEC next-generation Forward Error Correction

CDM-625 Modem

Highly efficient Carrier-in-Carrier® enabled modem targeting commercial market



SLM-5650A Modem

Rugged military modem with FIPS 140-2 security and advanced network processor





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Satellite Earth Station Products - Long-Term Growth Drivers Rapid Increase in Satellite Transponder Utilization Projected to increase to 84% in 2012 from 60% in 2008 (Futron) Our efficient modems provide tangible cost savings Sustained Global Commercial Market Growth Cellular backhaul revenue projected to grow rapidly in emerging markets due to more subscribers and more data rich applications Proliferation of bandwidth-intensive broadcast HD-TV & IPTV Global demand from direct-to-home satellite television providers Government and Military Demand is Robust Address multiple government agencies and military Satellite remains a critical element of U.S. government communications infrastructure Bandwidth shortage drives demand for efficiency Embedded on prominent satellite programs such as JNN, GMT and SWAN Total Global Revenues for Cellular Wireless Backhaul Via Satellite $ in Millions (est) Source: Northern Sky Research 2008 to 2014 CAGR: 11.2% $249 $432 $471 12 Our Markets Have Excellent Growth Opportunities U.S. Military / Government Satellite Market Total Revenues $ in Billions (est) Source: Northern Sky Research 2008 2009 2010 2011 2012 2013 2014 East 1.6 1.65 1.75 1.76 1.9 2.1 2.2 2008 2009 2010 2011 2012 2013 2014 East 249 277 305 341 383 432 471 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 COTM 4.1 4.5 4.8 5.2 5.8 6.7 7.3 7.7 8.3 8.5 8.8 COTP 0.1 0.1 0.1 0.15 0.2 0.2 0.2 0.3 0.4 0.5 0.5 Fixed VSAT 0.3 0.3 0.4 0.55 0.6 0.6 0.8 1.2 1.4 2 2.5 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 COTM 408 473 571 672 786 939 1068 1209 1366 1532 1702 COTP 0.037 0.043 0.049 0.053 0.057 0.063 0.068 0.072 0.077 0.082 0.087

Over-the-Horizon Microwave - Long-Term Growth Drivers Unique and Attractive Communications Medium Throughput of up to 40 Mbps Secure, cost effective link No annual satellite transponder cost Ideal in environments with unfriendly terrain U.S. Government $31.0 million purchase agreement to upgrade 152 Marine Corps TRC-170 troposcatter terminals Proprietary modem chosen by military Alleviates satellite bandwidth crunch for links up to 600 miles Can be vital backup to satellite (intrusion, destruction, failure) Additional opportunity to enhance existing terminals with upgraded components and to build new terminals Foreign Governments $35.4 million contract award related to our North African country end-customer Addresses issues of security, cost, environment Pursuing multiple new network opportunities globally Potential for an additional contract with Algeria, our North African country end-customer Deployed System OTH Terminal 13 Unmatched Global Leader - More Than 35 Years Experience

Mobile Data Communications

Mobile Data Communications - Overview Global Satellite-Based Communications Tracking Hardware for Mobile, Real- Time and Secure Transmission That Are a Vital Solution to the U.S. Army Our Products and Services Satellite-based system providing location tracking and near real- time messaging for DoD vehicles Provider of hardware, software, network design, deployment and monitoring Proprietary network and 10 years experience operating global satellite network create barriers to entry Movement Tracking System ("MTS") Contract Turn-key logistics system for the U.S. Army Sole provider since 1999 - in excess of $1.0 billion of hardware and software orders Approximately 38,000 systems shipped Current contract is a $672.4 million, 3 year IDIQ that expires in July 2010 with deliveries through July 2011 Blue Force Tracking ("BFT") Contract Mission critical warfighter communications network (FBCB2) Approximately 122,000 satellite transceivers shipped Current contract is a $384.0 million, five-year IDIQ that expires in December 2011 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Revenue 318 2165 13198 17922 48079 59784 86084 149463 189575 261057 177007 272388 Mobile Data Communications Revenues MTS Ruggedized Computer MTM-2012 Transceiver Transceiver on HMMWV 15 Briefcase Product Kit

We Believe Our MTS and BFT Programs are Critical to the U.S. Army MOVEMENT TRACKING SYSTEMS ("MTS") $67.3 million contract ceiling increase to $672.4 million in May 2010 with deliveries through July 2011 $26.3 million MTS order received in May 2010 Final RFP for next-generation MTS not yet issued Currently delivering against large MTS orders in backlog U.S. Government Funding Estimates DoD released its fiscal 2011 preliminary budget on February 1, 2010. Below is a comparison of current fiscal 2010 and fiscal 2011 funding: ($ millions) FY 2010 FY2011 MTS Funding $78.4 $93.7 BLUE FORCE TRACKING ("BFT") $140.5 million contract ceiling increase to $384.0 million in May 2010 October 2009 U.S. Army solicitation notice anticipates an award to one vendor for a 6 year contract for next- generation BFT system for approximately 100,000 transceivers plus satellite and other services Formal BFT-2 evaluation in process U.S. Government Funding Estimates DoD released its fiscal 2011 preliminary budget on February 1, 2010. Below is a comparison of current fiscal 2010 and fiscal 2011 funding: ($ millions) FY 2010 FY2011 BFT Funding $514.1 $175.3 Mobile Data Communications - Long-Term Growth Drivers 16 Backlog of $271.1 million as of April 30, 2010

RF Microwave Amplifiers

RF Microwave Amplifiers Overview Design and manufacture high-power, broadband amplifiers in close collaboration with customers Address electronic warfare (radar, IFF), jamming, aviation and medical markets Customers include prime contractors such as ITT, Raytheon, L-3, Rockwell Collins and EADS Incumbent position on critical DoD programs including, CREW 2.1 (ITT) and EPLRS (Raytheon) 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Revenue 14523 10968 16385 22822 23322 22092 47318 44157 36174 61576 155099 87202 RF Microwave Amplifiers Revenue Solid-State Power Amplifier Tri-Band Traveling Wave Tube Amplifier 18 Solid-State Power Amplifiers Traveling Wave Tube Power Amplifiers Design and manufacture TWTAs for military and commercial satellite ground stations Customers include U.S. government, prime contractors and commercial customers (including direct-to-home service providers) Design amplifiers for traditional satellite ground stations and for flyaway antenna applications Well-positioned on important DoD & government satellite programs including FAB-T (Boeing), GMT (L-3) and AEHF (Lockheed) One-Stop-Shop for Amplifier Products

RF Microwave Amplifiers - Long-Term Growth Drivers Solid-State, High-Power Amplifiers Deployed in Radar Systems, Electronic Warfare, Jamming, and Medical Systems and TWTAs Used in Ground and Airborne Satellite Communications Rich and High Quality Target Market Scale and expertise attracts business from primes Critical and strategic radar electronic warfare and jamming market requirements demand ongoing technology development Prominent amplifier designer and manufacturer on government satellite programs Strong Incumbent Position on Broad Number of Strategic Programs Mission critical amplifiers for CREW 2.1 improvised explosive device jamming program Incumbent vendor relationships in direct-to-home market from Echostar and DIRECTV Boeing (Dreamliner), Varian (medical systems), Raytheon (EPLRS radio assemblies) 19

20 Radar/Electronic Warfare Medical Industrial Communications Scientific CPI Expands Our One-Stop Shop Approach

Summary Highlights Market Leadership Innovative Products Powerful Technology High Growth Military Markets Attractive Commercial Markets Core Manufacturing Competency Proven Management Team Focused Acquisition Strategy 21

Appendix I Overview of Operating Segments

Appendix I: Three Operating Segments

	Telecommunications Transmission		Mobile Data Communications	RF Microwave Amplifiers
	Satellite Earth Station Products	Over-the-Horizon Microwave Systems		
% of FY09 Revenue	*43.4%*		*30.2%*	*26.4%*
Comtech Product	Satellite earth station equipment and systems including: modems, converters, amplifiers, voice gateways and network management systems	Point-to-point over-the-horizon microwave systems based on core adaptive modem tropo technology	Full solution for satellite-based on-the-move mobile tracking & messaging; microsatellites and components	Solid-state, high-power, broadband microwave amplifiers; traveling wave tube amplifiers
Product Application	Ground-based equipment that facilitates the transmission of video, voice or data over a satellite link	Provides secure video, voice and data transmission when terrestrial infrastructure is unavailable, inefficient or too expensive	Facilitates near real-time, 2-way tracking and messaging for defense sector and commercial fleet operators	Solid-state amplifiers designed for radar, electronic warfare, jamming, medical, aviation; traveling wave tubes for satellite communications
Market Position	Global leader	Global leader	Leading government provider	Leading independent provider in each product line
Comtech Value Proposition	Leading modem efficiency reduces satellite transponder costs for end-users	Modem throughput, system integration, security, reliability Alternative to satellite	Hardware and network reliability; transceiver form factor, operates at L-Band	Form factor, efficiency, design, engineering, heat management, power supply

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Appendix I: Three Operating Segments

	Telecommunications Transmission: Satellite Earth Station Products	Telecommunications Transmission: Over-the-Horizon Microwave Systems	Mobile Data Communications	RF Microwave Amplifiers
% of FY09 Revenue	*43.4%*		*30.2%*	*26.4%*
Customers	Wireless and wireline telecom carriers, satellite integrators, U.S. and foreign governments, broadcasters, ISP's	U.S. and foreign governments, oil and gas companies	U.S. Army, foreign governments, NATO, primes, commercial truckers	U.S. primes, foreign primes, medical equipment OEM's, commercial aviation integrators
Geographic Markets	Global commercial business with strong emerging market presence	Global market including U.S. DoD and foreign countries	Primarily U.S. based market due to significant focus on the U.S. Army	Majority U.S. based but strong international customer base
Competitors	ViaSat, Inc., Miteq Inc., iDirect, Inc., Paradise Datacom LLC, Harmonic, Inc., Datum Systems, Inc., General Dynamics Corporation, Telefonaktiebolaget LM Ericsson	Primes	Northrop Grumman Corporation, Lockheed Martin Corporation, Qualcomm, Inc., ViaSat, Inc. and EMS Technologies, Inc.	Primes, Communications and Power Industries, Inc., E2V Technologies Ltd., Miteq, Inc., Herley Industries, Inc., Aethercomm, Empower RF Systems, Inc.

COMTECH 24

Appendix II Historical Data and Trends

Market Data General Market Information NASDAQ Symbol: CMTL Institutional Holders(2): 204 52 Week Range(1): $26.65 - $ 38.17 Research Coverage: 9 Source: NASDAQ Historical Information for Fiscal Years Ended July 31, and YTD FY10 Notes 52 Week Range indicates the high and low closing prices during the period of 5/1/09 through 4/30/10. As of May 26, 2010. See last page in Appendix II for the reconciliation of EBITDA to reported net income. Dollar amounts in tables are in thousands except per share data. Per share information gives effect to a 3-for-2 stock split effective 4/05. Comtech's fiscal year end is July 31. 26

Recent Quarterly Operating Results Notes (1) See Appendix II of this presentation for the reconciliation of EBITDA to reported net income. (2) Comtech's fiscal year end is July 31. $ in 000s 27

Recent Annual Operating Results $ in 000s Notes (1) See Appendix II of this presentation for the reconciliation of EBITDA to reported net income. (2) Comtech's fiscal year end is July 31. 28

Historical Revenue Results 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Revenues 37886 66444 135931 119357 174035 223390 307890 391511 445684 531627 586372 521251 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Revenue 23045 53311 106348 78613 102634 141514 174488 197891 219935 208994 254266 161661 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Revenue 23045 53311 106348 78613 48079 59784 86084 149463 189575 261057 177007 272388 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Revenue 14523 10968 16385 22822 23322 22092 47318 44157 36174 61576 155099 87202 Notes (1) Dollar amounts in thousands. (2) Comtech's fiscal year end is July 31. 29

Our Customer Base 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD International 0.6 0.71 0.46 0.412 0.4 0.45 0.44 0.36 0.26 0.27 0.32 0.256 Domestic 0.24 0.2 0.31 0.25 0.16 0.148 0.14 0.17 0.13 0.07 0.12 0.062 U.S. government 0.16 0.09 0.23 0.338 0.44 0.4 0.42 0.47 0.61 0.66 0.56 0.682 30 Note (1) Comtech's fiscal year end is July 31.

Historical Bookings and Backlog Strong Backlog Provides Solid Visibility 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Bookings 61071 78345 135487 113384 230056 206797 377655 424204 388721 603705 883750 383518 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD Backlog 38637 50538 50094 44121 100142 83549 153314 186007 129044 201122 549833 411122 Note (1) Comtech's fiscal year end is July 31. $ in 000s $ in 000s Bookings Total Backlog 31

Total Research and Development Expense Unwavering Commitment to Investment in New Technologies Research and Development Expense 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 YTD R&D 3801 6916 11846 13070 16504 21656 24156 30243 36639 48224 64955 43288 LINE 0.097 0.078 0.077 0.082 0.091 0.091 $ in 000s 32 Notes (1) Research and development expense excludes acquired in-process research and development. Includes company funded plus customer funded. (2) Comtech's fiscal year end is July 31.

Recent Balance Sheet Trends Strong Balance Sheet Notes (1) On August 1, 2009, we adopted ASC 470-20, which changes the historical accounting and reporting relating to our 2.0% convertible senior notes. As a result, our historical financial data has been retroactively adjusted. (2) Comtech's fiscal year end is July 31. $ in 000s 33

Reconciliation of EBITDA to Reported Net Income(1) Notes On August 1, 2009, we adopted ASC 470-20 "Debt with Conversion and Other Options", which changes the historical accounting and reporting relating to our 2.0% convertible senior notes. As a result of the adoption of ASC 470-20, our historical Consolidated Statement of Operations data has been retroactively adjusted to reflect changes in interest expense, provision for income taxes, and net income. See statement regarding the use of Non-GAAP financial measures on slide 2 of this presentation. Dollar amounts in thousands, except per share information. Share and per share information gives effect to a 3-for-2 stock split effective 4/05. Diluted EPS for the year may not equal the sum of the quarters due to rounding. Comtech's fiscal year end is July 31. 34